Exhibit (a)(5)(C)

Steel Partners Commences Exchange Offer To Acquire

Remaining Shares of Handy & Harman It Does Not Own

NEW YORK, N.Y. — September 13, 2017--Steel Partners Holdings L.P. (NYSE: SPLP), a diversified global holding company, today announced that, pursuant to a previously announced merger agreement, it has commenced an exchange offer to acquire the remaining shares of Handy & Harman Ltd. (NASDAQ: HNH), a diversified global industrial company, it does not currently own.

Steel Partners currently owns approximately 70% of Handy & Harman’s outstanding shares. Subject to the terms and conditions of the offer, Handy & Harman stockholders who validly tender their shares in the offer will receive 1.484 6.0% Series A preferred units of Steel Partners for each Handy & Harman share tendered. The offer is scheduled to expire at 12:00 midnight, New York City time, at the end of October 11, 2017, unless extended or terminated. The terms and conditions of the offer are described in the exchange offer documents, which will be mailed to Handy & Harman stockholders.

Consummation of the exchange offer is subject to customary conditions, including the tender of a number of shares of Handy & Harman’s common stock that constitutes at least a majority of Handy & Harman’s outstanding shares not owned by Steel Partners or any of its affiliates, as well as other customary conditions. The Board of Directors of Handy & Harman, upon the unanimous recommendation of a special committee consisting of independent directors, recommends that the unaffiliated stockholders of Handy & Harman accept the offer and tender their shares of Handy & Harman common stock pursuant to the offer.

In connection with the offer, Steel Partners today will file with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, as well as a prospectus/offer to exchange and certain ancillary documentation that will be mailed to Handy & Harman stockholders, and Handy & Harman will file with the SEC and mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information about the offer that should be read carefully before any decision is made with respect to the offer.

Important Information

This press release is for informational purposes only and it is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange shares of Handy & Harman’s common stock, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Steel Partners will today file a tender offer statement on Schedule TO, a prospectus/offer to exchange, a form of letter of transmittal and other related exchange offer documents with the SEC. In addition, Handy & Harman will today file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Steel Partners and Handy & Harman may also file other documents with the SEC regarding the transaction, including a transaction statement on Schedule 13E-3. Handy & Harman’s stockholders are strongly advised to read the exchange offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such exchange offer that Handy & Harman’s stockholders should consider prior to making any decisions with respect to such exchange offer. Handy & Harman’s stockholders will be able to obtain a free copy of any such documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, Handy & Harman’s stockholders will be able to obtain free copies of such materials by contacting MacKenzie Partners, Inc., the information agent for the offer, by phone toll-free at (800) 322-2885 or by email at tenderoffer@mackenziepartners.com.

About Steel Partners Holdings L.P.

Steel Partners Holdings L.P. (www.steelpartners.com) is a diversified global holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests. It owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, supply chain management and logistics, banking and youth sports.

About Handy & Harman

Handy & Harman Ltd. (www.handyharman.com) is a diversified manufacturer of engineered niche industrial products, with leading market positions in many of the markets it serves. Through its wholly-owned operating subsidiaries, the company focuses on high-margin products and innovative technology and serves customers across a wide range of end markets. Handy & Harman's diverse product offerings are marketed throughout the United States and internationally.

Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Steel Partners and Handy & Harman, the expected timetable for completing the transaction, future financial and operating results, benefits of the proposed transaction, future opportunities for Steel Partners’ and Handy & Harman’s businesses and any other statements by management of Steel Partners and Handy & Harman concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based.  Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management, are forward-looking statements.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected.  Risks and uncertainties include the satisfaction of closing conditions for the proposed transaction; the possibility that the proposed transaction will not be completed, or if completed, not completed on a timely basis; the ability of Steel Partners to successfully integrate Handy & Harman’s business; and the risk that the expected benefits of the proposed transaction may not be realized or maintained.

Neither Steel Partners nor Handy & Harman can give any assurance that the proposed transaction will be completed or that the conditions to the proposed transaction will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Steel Partners’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Handy & Harman’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as other filings by Steel Partners and Handy & Harman with the SEC. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov. Many of the factors that will determine the outcome of the proposed transaction are beyond Steel Partners’ and Handy & Harman’s ability to control or predict. Neither Steel Partners nor Handy & Harman undertakes to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

For more information, contact:

PondelWilkinson Inc.
Roger S. Pondel, 310-279-5965
rpondel@pondel.com